Emerald Groundhog Day Investment Forum

February 1, 2007

the power of community

CommunityBanks
Local People...Local Decisions®



Representatives

- **Eddie L. Dunklebarger**
  Chairman, President and CEO

- **Donald F. Holt**
  EVP and CFO



Disclaimer

This presentation contains "forward looking" information, as defined by the Private Securities Litigation Reform Act of 1995, that is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

CommunityBanks

the power of community

- ◆ *CMTY Profile*

- ◆ *Performance Trends*

- ◆ *The Challenge Ahead*

- ◆ *Strategic Focus*

CommunityBanks

the power of community

- ♦ *CMTY Profile*

- ♦ Performance Trends

- ♦ The Challenge Ahead

- ♦ Strategic Focus

CommunityBanks

CMTY Profile

- **$3.5 Billion in Total Assets**
  - **6 Regions: Centralized Support; Regional Delivery**
  - **74 Locations: Central PA; Poconos to Maryland**

- **Largest Financial Services Company**
  Headquartered in Harrisburg, Pennsylvania's Capital

- **Two pending acquisitions: East Prospect; BUCS**

- **Enviable Footprint; Desirable & Diversified**
  Franchise

CommunityBanks

The CMTY Franchise



Balance Sheet Profile

(in thousands)	12/31/06	12/31/05	% Change
Investments	$ 659,136	$ 628,585	5%
Loans, Net	2,347,263	2,214,100	6%
Intangibles	259,406	259,080	---
Deposits	2,513,182	2,294,367	10%
Borrowings	475,554	548,900	13%
Equity	486,161	476,673	2%

CommunityBanks

the power of community

- **CMTY Profile**

- ***Performance Trends:*** *(year over year distortion)*

  - ***2006: Full year of acquisition in 2006***
  - ***2005: Mid-Year Merger***
  -

- **The Challenge Ahead**

- **Strategic Focus**

CommunityBanks

GAAP Comparison (FTE)

(in thousands, except EPS)	2006	2005	
Net Interest Income	$ 114,702	$ 89,808	
Provision for Loan Loss	(2,050)	(2,300)	
Non-Interest Income	34,967	26,437	
Non-Interest Expenses	(84,885)	(66,864)	
Special Charges	- - -	(8,205)	
Income Taxes	(21,703)	(13,235)	
Net Income	$ 41,031	$ 25,641	
EPS	$1.72	$1.35	+27%

CommunityBanks

Pro-Forma (without special charges)

(in thousands, except EPS)	2006	Pro-forma 2005	
Net Interest Income	$ 114,702	$ 89,808	
Provision for Loan Loss	(2,050)	(2,300)	
Non-Interest Income	34,967	26,437	
Non-Interest Expenses	(84,885)	(66,864)	
Income before taxes	62,734	47,081	
Income Taxes	(21,703)	(16,167)	
Net Income	$ 41,031	$ 30,914	
EPS	$1.72	$1.63	+6%

CommunityBanks

Four Components of Performance

- *Net Interest Income*

- *Provision/Credit Quality*

- *Non-Interest Income*

- *Non-Interest Expense*

CommunityBanks

Net Interest Income/Net Interest Margin

	2006		2005		Change	
	Amount	Yield/ Rate	Amount	Yield/ Rate	Amount	Yield/ Rate
Interest income	$205,436	6.95%	$149,456	6.26%		0.69%
Interest expense	90,734	3.56%	59,648	2.90%		0.66%
Net interest income	$114,702		$ 89,808		$24,894	
Interest spread		3.39%		3.36%		0.03%
Impact of non-interest funds		0.49%		0.40%		0.09%
Net interest margin		3.88%		3.76%		0.12%

CommunityBanks

Provision/Credit Quality

Activity for the Period:	2006	2005
Net Charge-Offs	$ 1,389	$ 824
Provision for Loan Losses	2,050	2,300
Net Charge-Offs to Average Loans	0.06%	0.05%

Problem Loan Trends:	12/31/2006	12/31/2005
Accruing Loans Past 90 Days	$ 659	$ 22
Non-Accrual Loans	10,662	9,060
Total Risk Elements	11,358	10,529
Allowance to Loans	1.00%	1.03%
Allowance to Non-Accrual Loans	222%	253%

(dollars in thousands)

CommunityBanks

Provision/Credit Quality

Charge Off History



Net Charge-Offs to Average Loans

CommunityBanks

Non-Interest Income: Summary

	2006	2005	Change Amount	%
Investment management and trust	$ 4,394	$ 2,692	$ 1,702	63%
Service charges: deposits	11,507	9,413	2,094	22%
Other service charges	7,272	5,452	1,820	33%
Insurance premium/commissions	4,120	3,350	770	23%
Mortgage banking	2,172	2,354	(182)	(8)%
Earnings on investment in life insurance	2,725	2,063	662	32%
Other	2,045	854	1,191	139%
	34,235	26,178	8,057	31%
Security gains	732	259	473	183%
Total non-interest income	$34,967	$26,437	$ 8,530	32%

CommunityBanks

Non-Interest Income

(Excluding Security Gains)

- AUM at $414 million with addition of Sentry (Q4)
- *Retail investment sales remain brisk*
- Insurance operations augmented by mid-May acquisition of Lancaster Co (PA) agency
- *Electronic Payment Fees (Debit Transactions)* Provided Lift; Awareness Programs
- Cooling Mortgage Market Curbed Growth in Mortgage Brokerage and Title Insurance Fees
- *Two favorable purchase-related adjustments* ($900,000)

CommunityBanks

Non-Interest Expense Trend

	2006	2005	Change Amount	%
Salary and benefits	$ 46,434	$ 36,998	$ 9,436	26%
Occupancy and equipment expense	14,117	11,355	2,762	24%
Marketing expense	1,752	2,036	(284)	(14)%
Telecommunications expense	2,243	1,359	884	65%
Amortization of intangibles	2,639	1,424	1,215	85%
Other expenses	17,700	13,692	4,008	29%
Subtotal	84,885	66,864	18,021	27%
Merger, conversion, and restructuring	---	8,205	(8,205)	---
	$ 84,885	$ 75,069	$ 9,816	13%

CommunityBanks

2006: Efficiency Trends



(The efficiency ratio does not include merger, conversion, and restructuring expenses.)

CommunityBanks

Performance Goals

Guideposts Under Purchase Accounting

	2006
◆ *ROTE range of 17% to 22%*	**19.6%**
◆ *Core EPS Growth of 10%*	**6%**
◆ *Annual Asset Growth of 10%*	**28%**
◆ *Non-Interest Income to 30%*	**23%**
◆ *Efficiency Ratio to 55%*	**57.3%**

CommunityBanks

Performance Metrics

Traditional Metric	Corresponding Purchase Accounting Metric *	2006	
		Traditional	Purchase Accounting*
Efficiency Ratio	**Operating** Efficiency Ratio	**57.33%**	**55.55%**
EPS	**Operating EPS**	**$1.72**	**$1.79**
ROA	**ROTA**	**1.21%**	**1.36%**
ROE	**ROTE**	**8.63%**	**19.57%**
Equity to Assets	**Tangible Equity to** Assets	**13.90%**	**7.05%**

* Non-GAAP Measures

Capital Levels

	2006	2005	"Well-Capped"
Regulatory Tier 1	8.67%	8.17%	6%
Regulatory Total	11.53%	10.99%	10%
Tangible Equity to Assets	7.05%	7.14%	n/a
Equity to Assets	13.90%	14.30%	n/a

CommunityBanks

the power of community

- **CMTY Profile**
- **Performance Trends**
- *The Challenges Ahead*
- **Strategic Focus**

CommunityBanks

The Challenges Ahead

◆ **Inverted Yield Curve**



The Challenge: Margin Compression

	2006			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**
Asset yield	7.05%	7.08%	6.93%	6.74%
Funding Cost	3.85%	3.66%	3.46%	3.24%
Interest spread	3.20%	3.42%	3.47%	3.50%
Net interest margin	3.71%	3.90%	3.94%	3.98%
Net interest income	$28,089	$28,854	$28,917	$28,842

CommunityBanks

The Challenge: Margin Trend

Change from Previous Quarter During 2006

Increase / (Decrease)

[expressed in basis points - bp]

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Earning Asset yield	(3 bp)	15 bp	19 bp	21 bp
Funding costs – CD's	26 bp	25 bp	19 bp	25 bp
% of Funding from CD's	49.1%	47.9%	47.5%	43.9%

CommunityBanks

the power of community

- **CMTY Profile**

- **The Challenge Ahead**

- **Performance Trends**

- *Strategic Focus*

  - *Initiatives Beyond Margin*
  - *Vision*

CommunityBanks

Strategic Focus: Revenue Enhancement

- **Overdraft Protection:**
  - *Mature Product/ Conservative Introduction/ Customer Acceptance*
  - *Opportunity for Changes: Reliable History & Observable Trends*
    - *Increase Fee Structure*
    - *Increase available limit*
    - *Increase limits for direct deposit*
  - *"Business Overdraft Product"*

- **Debit Card Usage**
  - *Signature Programs*
  - *Customer awareness*
  - *Electronic Payment proliferation*

CommunityBanks

Strategic Focus: Revenue Enhancement

(continued)

- **Retail Investment:**
  - *"Ramp up" license program*
  - *45 active annuity licenses; up 50% by year-end*
  - *7 "series 6" licenses*

- **Insurance Agencies:**
  - *Full year of May 2006 Acquisition*
  - *Term Life Initiative*

- **SEG Programs (Selected Employer Group)**
  - *Overlay of credit union culture from BUCS*

CommunityBanks

Strategic Focus: <u>Expense Review</u>

- **Check Processing/ Imaging/ Power Proof**

- **Image Truncation:**
  - *Convert to Fee-based Service*
  - *Encourage Migration to e-statement*
  - *Reduce statement production/mailing costs*

- **Regional reorganization**
  - *Identified $1.6 million in annual savings thus far*
  - *Savings to occur in last three quarters of 2007*

- **Office Rationalization**
  - *Office Consolidation*
  - *Limited sale consideration: "fine tune"*

- **Integrated Service Consolidation**
  - *Title insurance*
  - *Property and Casualty Agencies*

CommunityBanks

Strategic Vision: Overview

◆ **Our Mission:**

✓ **Provider of choice**

✓ **Employer of choice**

✓ **Acquisition partner of choice**

◆ *Industry Consolidation*: **Two Pending Acquisitions**

    ◆ **East Prospect (core York County PA market)**

    ◆ **BUCS Financial (4 offices outside Baltimore)**

CommunityBanks

BUCS Profile



Non - Financial	
Charter:	Federal Thrift
Headquarters:	Owing Mills, MD
Branches:	4
Focus:	Consumer Oriented
Primary Markets:	Baltimore, Howard Counties
President:	Herb J. Moltzan
Inside Ownership:	31.9%

Financial	
Assets ($000s)	$143,704
Loans ($000s)	$116,352
Deposits ($000s)	$104,705
Eq / Assets	8.01%
ROAA	0.38%
ROAE	4.63%
NPAs / Assets	0.35%

Other
BUCS has a strong relationship with healthcare insurance provider, CareFirst, since it initially served its employees as a credit union. BUCS derives a significant amount of fee income from its consumer business.

CommunityBanks

Strategic Vision: <u>Challenging Times</u>

- **Current conditions require patience and** restraint

- *Refuse to sacrifice long-term viability for* short-team "reach"

- **Operating prerequisites:**
  - *Conservative Expansion*
  - *Cautious Optimism*
  - *Consistent Approach*

CommunityBanks

Strategic Vision: Operating Prerequisites

- **Conservative Expansion:**
  - *Integrated Business Lines: Walk before you run*
  - *Deal Pricing: Driven by "achievable economics"*
  - *De-novo branching*

- **Cautious Optimism:**
  - *Rates will normalize*
  - *Underlying economy is solid*
  - *Credit quality is a staple*

- **Consistent Approach**
  - *Local market knowledge*
  - *Regional structure yields "market engagement"*

CommunityBanks



Questions